

Mail Stop 3720

August 4, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLOC
12670 High Bluff Drive
San Diego, CA 92130

> **RE:** **NextWave Wireless LLC**
> **Amendment No. 2 to Form 10**
> **Filed July 25, 2006**
> **File No. 0-51958**
>
> **Form 8-K filed July 21, 2006**
> **File No. 0-51958**

Dear Mr. Cassou:

We have reviewed the above filings and your response letter dated July 24, 2006 and have the following comments. Where indicated, we think that you should revise your Form 10 and Form 8-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked copy of your amended Form 10.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

1. We note your response to our prior comment 3 of our letter dated July 13, 2006. As requested by that comment, please revise your registration statement to identify the sources for third-party statements appearing in your document, to the extent those statements are not publicly available. For example, we note that in

your response letter dated June 28, 2006, you confirmed that certain of the third-party statements contained in the Form 10 are not publicly available, yet you did not revise to name the sources of those quotations.

Summary, page 1

2.	Your response to prior comment 10 indicates that you are unable to project when you will achieve commercial deployment of your WiMAX*plus* technologies and products. Please revise to provide prominent disclosure of your inability to project the timing for commercial deployment in the summary section and the other locations in your document where you discuss the development of your WiMAX*plus* product line.

3.	Disclose here, as you do in MD&A, that a member of your Board of Managers is a Portfolio Manager at Avenue Capital Group, which is affiliated with many of the purchasers of your senior secured notes. See our prior comment 1.

Risks Related to Our PacketVideo Business, page 37

4.	We note your response to prior comment 5. Please advise us why you believe that the company's business is not substantially dependent on any of PacketVideo's customer contracts while considering that PacketVideo currently generates your only source of material revenues and you cannot predict when you might begin to generate revenues from your WiMAX*plus* technologies and products. In addition, please provide us with copies of your agreements with PacketVideo's three largest clients for our review. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.	When discussing your acquisition of wireless spectrum gained through the purchase of WCS Wireless, disclose the price per MHz per POP for which you purchased the WCS spectrum. In addition, as requested by our prior comment 9, compare the rates at which you have obtained these WCS licenses with going market rates, and discuss whether the price per MHz-POP for WCS licenses have increased significantly in the last few years.

Liquidity and Capital Resources, page 55

6.	Please expand this section to analyze how the various financial covenants in the senior secured notes Purchase Agreement will affect your liquidity and capital resources on a going-forward basis. We note, for example, that you are required to maintain, in a separate account, $75 million in cash or cash equivalents other than funds from the proceeds of the notes. Describe how this will affect your liquidity and working capital on a going forward basis. Furthermore, expand your summary of terms of the agreement, such as financial covenants, ratios and events of default. In particular, note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent. For instance, it appears that your ability to incur additional indebtedness is significantly restricted by Section 5.13 of the senior secured notes Purchase Agreement.

7.   Indicate how the amounts in your table of contractual obligations will change after taking into account the transactions into which you have entered after April 1, 2006, including your repayment obligations under the senior secured notes due 2010.

Certain Relationships and Related Transactions, page 79

8.   Revise this section to provide the disclosures required by Item 404 of Regulation S-K with respect to your recent private place of senior secured notes to affiliates of Avenue Capital Group, a company where a member of your Board of Managers serves as a Portfolio Manager.

Form 8-K

9.   Regarding the Form 8-K that you filed on July 21, 2006 to disclose the senior secured notes financing, we note that you did not file numerous schedules and exhibits to the Purchase Agreement (Exhibit 4.1) and Parent Guaranty (Exhibit 10.2). Please file the entirety of each agreement, including all schedules and exhibits, with an amendment to the Form 8-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
        Weil, Gotschal & Manges LLP
        Via Facsimile: (212) 310-8007